THE MERGER FUND®

April 14, 2008

Dear Fellow Shareholder:

It was a quarter to forget for both conventional money managers and arbitrageurs. In the three months ended March 31, the typical domestic equity fund was down 10.6%, while The Merger Fund® showed a decline of 3.8%. Although it is tempting to focus on the Fund's better-than-average showing under extremely difficult market conditions, losing less money than the other guy provides little satisfaction to our portfolio-management team. As we have explained in many of these letters over the years, the Fund's principal investment objective–and one that we have achieved more often than not since inception in 1989–is to deliver positive results in virtually any market environment. Measured against that benchmark, the March quarter was a clear disappointment.

A more important issue for our shareholders, however, is whether a snapshot of the Fund's performance as of the end of March tells us much about the viability of our investment strategy or about the Fund's prospects for the year as a whole. We don't think it does. To begin with, just two of the more than 50 deals in our portfolio were officially terminated last quarter, and the Fund's combined investment in these two positions was only about 2% of its net assets. The bigger problem for us was that a half-dozen other pending mergers and takeovers in which we held significantly larger positions traded as if they were about to suffer the same fate. Amplified by deepening turmoil in the credit markets–the near-failure of Bear Stearns didn't help–and continued liquidation of deal stocks by over-leveraged hedge funds, the pressure on arbitrage spreads has been intense. To put the current environment in perspective, while the average publicly announced deal has historically had close to a 95% chance of being successfully completed, a number of pending transactions in the Fund's portfolio carry spreads that imply less than a 50% chance of a positive outcome. A few imply only a one-third likelihood of success. In each case, these are deals that we continue to expect will get done.

It is important to note that not all of the pending takeovers with unusually wide arbitrage spreads are leveraged buyouts, where the collapse of similar deals in recent months understandably colors investor perceptions of LBOs that have yet to be completed. Outsized spreads also characterize certain acquisitions that face protracted antitrust reviews or other regulatory scrutiny, while concerns about deteriorating operating results at the target company are contributing to wider-than-normal spreads in other transactions. The common denominator here is that many arbs have suffered too much pain to be comfortable holding sizable positions in deals with "wrinkles," especially if the potential downside is large. This new-found risk aversion should create opportunities for the rest of us, although only time will tell whether we're on the right side of the trade. Stay tuned.

Shareholder Services: U.S. Bancorp Fund Services, LLC • P.O. Box 701 • Milwaukee • Wisconsin 53201 • (800) 343-8959
Investment Adviser: Westchester Capital Management, Inc. • 100 Summit Lake Drive • Valhalla • New York 10595
(914) 741-5600 • Fax (914) 741-5737

<u>Going Hostile</u>

The global credit squeeze put a damper on M&A activity in the March quarter. Worldwide merger volume fell about 25% from year-earlier levels, while deal-making involving U.S. targets was down roughly 40%. Against this background, one of the most interesting developments in our universe is the increasing willingness of blue-chip corporations to pursue aggressive takeover tactics. We have often noted that hostile takeovers are difficult to pull off and that only highly committed acquirers willing and able to stay the course should even consider going public with unsolicited bids. Apparently undaunted, three major U.S. companies decided to take the plunge last quarter.

In the largest and highest-profile transaction, Microsoft has proposed to acquire Yahoo for more than $40 billion in cash and stock. The principal motivation for this uncharacteristically aggressive move appears to be Microsoft's heretofore unsuccessful effort to compete with Google in online search advertising, the most profitable business on the Internet. Microsoft may also be concerned about the longer-term threat to its core business posed by web-based services, including Google's, offering free access to word-processing programs and other productivity software. Whatever the would-be acquirer's rationale, however, the Yahoo management team has shown little interest in becoming part of Microsoft and has been exploring the company's strategic alternatives. Although a possible tie-up with AOL has been mentioned, it seems unlikely that Yahoo can come up with an alternative transaction that can deliver as much immediate value to its shareholders.

Turning up the pressure, Microsoft has threatened to wage a proxy battle to replace Yahoo's board of directors, all of whom are up for election at the next annual meeting. The new board could then eliminate Yahoo's poison pill, allowing Microsoft to purchase a controlling interest in its target through a tender or exchange offer. From an arbitrage standpoint, what we like about this situation–in addition to the fact that Microsoft has signaled to the world that it needs to do a deal like this–is that the buyer appears to have a clear path to victory should it choose to go directly to Yahoo's shareholders with an improved bid.

The target of another hostile takeover attempt launched last quarter is Diebold, one of the largest manufacturers of ATMs, which has received a $2.6 billion offer from United Technologies. The buyer, which has a market value of nearly $70 billion and is a component of the Dow Jones Industrial Average, is a diversified company whose products include Otis elevators, Carrier heating and air conditioning equipment, Pratt & Whitney aircraft engines and Sikorsky helicopters. Part of the strategic rationale for the offer is that Diebold has a well-positioned security business that would fit nicely with the buyer's UTC Fire & Security unit. Diebold's recurring service revenue, generated through hundreds of service locations worldwide, is also attractive to United Technologies, as is the opportunity to improve profit margins by applying best practices to the merged business, something that this experienced acquirer has routinely been able to do in previous takeovers.

By making an offer that represented a 66% premium to where Diebold's stock had been trading, United Technologies may have expected that its target would quickly come to the negotiating table, but so far that hasn't happened. The reality is that Diebold is not especially vulnerable to a hostile takeover. The company has a staggered board–its directors aren't all up for election at the same time–meaning that United Technologies can't gain control with just one shareholder vote. Although the buyer could simply make an offer that Diebold's directors couldn't refuse, United Technologies is a disciplined acquirer and doesn't have to do this deal. Arbitrageurs, including us, tend to tread carefully in these types of situations.

The announcement in December that Activision, creator of the top-selling "Guitar Hero" video game, planned to merge with the games unit of France's Vivendi appears to have triggered a new round of consolidation in the industry, and the gloves have come off. In February Electronic Arts, whose leading market position is threatened by the Activision-Vivendi combination, went public with a $2 billion unsolicited offer to acquire Take-Two Interactive Software, publisher of "Grand Theft Auto," a violent, controversial and hugely popular–at least with teenage boys–video game. In addition to preserving Electronic Arts' status as the industry leader, the acquisition of Take-Two would likely generate considerable cost savings and other synergies as more game titles are sold through the buyer's powerful distribution system.

Lacking a staggered board and other common takeover defenses, Take-Two is seemingly vulnerable to a hostile bid. But Electronic Arts must be careful not to alienate the target's most valuable asset, its star game developers, who could easily jump ship if they come to believe that their creative independence is at risk. The buyer must know this, of course, and presumably will say and do all the right things to keep them on board.

In a sign of the times, all of the targets mentioned above are trading at a <u>discount</u> to the offers put on the table by their would-be acquirers. During most previous periods, when arbs were in a more positive frame of mind, stocks such as these would normally have traded at a <u>premium</u> to the initial offers, on the assumption that either a white knight would show up or that the original bidder would eventually sweeten the price to get the deal done. Expectations in our business, in other words, are low. That's a good thing.

<u>Other New Positions</u>

Once again, the majority of the Fund's new arbitrage holdings are companies involved in takeovers that are both friendly and strategic, including Grant Prideco, Inc., a manufacturer of drilling pipe and other tubular products used in the oil patch, which has agreed to be acquired by National-Oilwell Varco Inc., whose equipment is also used in oil and gas drilling and production; The Commerce Group, Inc., a Massachusetts-based provider of property and casualty insurance, to be purchased by Spanish insurer Mapfre S.A.; First Charter Corporation, a bank principally serving the greater Charlotte, North Carolina market, in a merger pact with Fifth Third Bancorp, a much larger bank with a presence in Ohio, Kentucky, Indiana, Michigan, Illinois, West Virginia and Florida; Energy East Corp., an electric and gas utility serving customers in the Northeast, being acquired by Spain's second-biggest power company, Iberdrola S.A., in a transaction valued at $4.5 billion; Zinifex Ltd., an Australian mining company, to merge with another Australian miner, Oxiana Ltd.; and Millennium Pharmaceuticals, Inc., to be purchased for $8.8 billion by Takeda Pharmaceutical Co., Japan's biggest drug maker, in a deal that will give the buyer a rapidly growing blood-cancer treatment, Velcade, and a promising pipeline of new drugs.

Although both the number and size of leveraged buyouts have declined sharply in recent months, new transactions continue to be announced. The financial structure of these deals, however, is generally much more conservative–less debt, more equity and lower takeover multiples–than was the case in the first half of 2007, when bankers competed against one another to provide huge amounts of low-cost funding to private-equity groups. New non-strategic holdings in the Fund's portfolio include Bright Horizons Family Solutions, Inc., a leading provider of employee-sponsored child care, to be taken private by Bain Capital Partners, LLC; Performance Food Group Co., a distributor of food and food-related products to restaurants, hotels, schools, healthcare facilities and other food-service customers, being purchased by The Blackstone Group and Wellspring Capital Management, which intend to combine the company with another food distributor that they already own; CHC Helicopter Corp., which transports workers and equipment to offshore oil and gas platforms, to be taken private by Houston-based First Reserve Corp. in the largest-ever leveraged buyout in the oilfield services industry; and Getty Images, Inc., a leading provider of photographs to publications and advertising agencies, being acquired by Hellman & Friedman LLC.

In the "pre-deal" category, the Fund has taken a position in Nationwide Financial Services, Inc., a life insurance company, whose controlling shareholder, Nationwide Mutual Insurance Company, has offered to acquire all of the publicly held shares at what appears to be a low-ball price. The Merger Fund® currently holds positions in 44 arbitrage situations and is approximately 90% invested.

Finally, with the perspective of nearly 30 years in the merger-arbitrage business, we can fairly say that the last six months must qualify as one of the most difficult periods we've ever experienced. It's time for the tide to turn.

Sincerely,



Frederick W. Green
President

Note: The performance figures discussed in this letter represent past performance and may not be indicative of future results. The Fund's share price and return will vary, and investors may have a gain or loss when they redeem their shares.